SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 2)*

AVAGO TECHNOLOGIES LIMITED

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Schedule 13G	Forms

CUSIP NO. Y0486S104	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Geyser Investment Pte Ltd (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,293,782**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,293,782**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,782**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

**	Percentage is based on 242,608,785 Ordinary Shares outstanding as of January 10, 2011 as reported in the issuer’s prospectus supplement filed pursuant to Rule 424(b) on January 20, 2011 with the Securities and Exchange Commission.

Schedule 13G	Forms

CUSIP NO. Y0486S104	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Special Investments Pte Ltd (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,293,782**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,293,782**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,782**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G	Forms

CUSIP NO. Y0486S104	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,293,782**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,293,782**
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,782**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer

AVAGO TECHNOLOGIES LIMITED

Item 1(b). Address of Issuers’ Principal Executive Offices

1 Yishun Avenue 7

Singapore UO 768923

Item 2(a). Name of Person Filing

I	Geyser Investment Pte Ltd
II	GIC Special Investments Pte Ltd
III	Government of Singapore Investment Corporation Pte Ltd

Item 2(b). Address of Principal Business Office

I,II, & III	168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c). Citizenship

I,II, & III	Singapore

Item 2(d). Title of Class of Securities

Ordinary Shares, no par value

Item 2(e). CUSIP Number

Y0486S104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

N.A.

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership

Geyser Investment Pte Ltd (“Geyser”) is the direct owner of 8,293,782 Ordinary Shares (3.4% of the class) of the issuer (the “Securities”) and shares the power to vote and the power to dispose of the Securities with GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd. Voting and investment decisions relating to these securities are made by the GIC Special Investments Pte Ltd investment committee, which is currently comprised of eight members: Teh Kok Peng, Ng Kin Sze, Ang Eng Seng, Kunna Chinniah, Tay Lim Hock, Eugene Wong, John Tang and Mayukh Mitter. The investment committee acts by majority vote and no member may act individually to vote or sell these securities. Beneficial ownership of the Securities is disclaimed by the investment committee and its members. Geyser, GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd each disclaims membership in a group.

Geyser, Seletar Investments Pte Ltd, Bali Investments S.a.r.l., certain affiliates of Kohlberg Kravis Roberts & Co. and certain affiliates of Silver Lake Partners are parties to a shareholders agreement with respect to certain Ordinary Shares of the issuer (including the Securities), solely as a result of which each such person may be deemed to be a member of a group with respect to the Ordinary Shares of the issuer held directly or indirectly by such persons. Geyser disclaims beneficial ownership of such Ordinary Shares, except to the extent of its pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N.A.

Item 8. Identification and Classification of Members of the Group

See response to Item 4.

Item 9. Notice of Dissolution of Group

N.A.

Item 10. Certification

N.A.

Material to be Filed as Exhibits

N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2011	Geyser Investment Pte Ltd
Date
	By:	/s/ Katherine Wang
Katherine Wang
Authorized Signatory

GIC Special Investments Pte Ltd

	By:	/s/ Deanna Ong
Deanna Ong
Company Secretaryr

Government of Singapore Investment Corporation Pte Ltd

	By:	/s/ Deanna Ong
Deanna Ong
Company Secretary